Exhibit 8.1

January 29, 2016

Board of Directors

Renasant Corporation

209 Troy Street

Tupelo, Mississippi 38804-4827

Ladies and Gentlemen:

We have acted as counsel to Renasant Corporation, a Mississippi corporation (“Parent”), in connection with the merger contemplated by that certain Agreement and Plan of Merger dated as of October 20, 2015 (the “Merger Agreement”) by and between Parent, Renasant Bank, a Mississippi banking association (“Acquiror”), and KeyWorth Bank, a Georgia banking corporation (“Seller”). Pursuant to the Merger Agreement, Seller is to merge with and into Acquiror, with Acquiror being the surviving bank (the “Merger”). At your request, we are providing our opinion regarding certain United States (“U.S.”) federal income tax consequences of the Merger. All capitalized terms, unless otherwise specified herein, have the meaning assigned to them in the Merger Agreement.

In rendering this opinion, we have examined and relied upon the original, or a photostatic or certified (or otherwise satisfactorily identified) copy, of the following documents: (1) the Merger Agreement, (2) the Registration Statement on Form S-4 and related Prospectus filed by Parent with the U.S. Securities and Exchange Commission (the “Commission”) on December 24, 2015, as amended by that certain Pre-effective Amendment No. 1 filed by Parent with the Commission on the date hereof (as so amended, the “Registration Statement”), (3) the articles and bylaws of Parent and Acquiror, to the extent amended as of the date hereof, (4) certificates of Parent, Acquiror and Seller dated as of the date hereof (collectively, the “Certificates”) and (5) such other instruments and documents related to the formation, organization and operation of Parent, Acquiror and Seller and to the consummation of the Merger as we have deemed necessary or appropriate for purposes of our opinion.

For purposes of this opinion, we have assumed, with your permission and without independent investigation, (i) that the Merger will be consummated in the manner contemplated by the Registration Statement and in accordance with the provisions of the Merger Agreement without the waiver of any material conditions to any party’s obligation to effect the Merger that could adversely affect the qualification of the Merger as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) the genuineness of all signatures on the documents and instruments reviewed by us, the legal capacity of all persons

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Renasant Corporation

executing the documents and instruments, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of such documents, the authenticity and accuracy of all documents submitted to us as original documents, (iii) that there has been (or will be by the date of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness of those documents, (iv) the truth and accuracy of all facts, statements and representations set forth in all documents provided to or examined by us, including, without limitation, the Merger Agreement and the Certificates, and that said facts, statements and representations will be true and accurate on the Closing Date and (v) that covenants and warranties set forth in the documents reviewed by us will be complied with.

In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations issued thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service (the “IRS”) and such other authorities as we have considered relevant. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after such change, our opinions would not be different. We express no opinion as to any state or local income tax consequences. Unless otherwise noted, Section references are to the Code as in effect at the date of this opinion.

Based upon the foregoing and subject to the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion, under currently applicable U.S. federal income tax law, that:

(i) For U.S. federal income tax purposes, the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code; and

(ii) The exchange of Seller Common Stock solely for Parent Common Stock by Seller shareholders in the Merger will not result in the recognition of gain or loss for U.S. federal income tax purposes to such Seller shareholders; provided, however, Seller shareholders may be required to recognize gain or loss for U.S. federal income tax purposes in connection with any cash received by such Seller shareholders pursuant to the Merger Agreement.

This opinion is expressly limited to the U.S. federal income tax consequences of the Merger that are enumerated above. We express no opinion with respect to any other legal, federal, state, local or foreign aspect of the Merger. If any of the information upon which we have relied is incorrect, or if changes in the relevant facts occur after the date hereof, our opinions could be affected thereby. Furthermore, no opinion is expressed herein as to the effect of any future acts of the parties or changes in existing law. We undertake no responsibility to advise you of any changes after the date hereof in the law or the facts presently in effect that would alter the scope or substance of the opinions herein expressed and assume no obligation to update or supplement this opinion to reflect any such changes that may hereafter come to our attention.

This opinion is not binding on the IRS and there can be no assurance, and none is hereby given, that the IRS will not take a position contrary to the positions reflected in the foregoing

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Renasant Corporation

opinions. As such, this opinion expresses our legal opinion as to the foregoing matters based on our professional judgment at this time; it is not, however, to be construed as a guaranty, nor is it a warranty that a court considering such matters would not rule in a manner contrary to the opinion set forth above.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in the section captioned “Material United States Federal Income Tax Consequences of the Merger” therein. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the General Rules and Regulations of the Commission thereunder.

Very truly yours,

/s/ PHELPS DUNBAR LLP